U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

[	x] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly period ended: April 30, 2003

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

For the transition period from ______________________ to

Commission file number 0-15490

QUARTZ MOUNTAIN RESOURCES LTD.

(formerly Quartz Mountain Gold Corp.)
(Name of small business issuer specified in its charter)

British Columbia, Canada	None

(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1020 - 800 West Pender Street, Vancouver, BC	V6C 2V6

(Address of principal executive offices)	(Zip code)

Issuer’s telephone number	(604) 684-6365

(Former address, if changed from last report)

As of June 27, 2003, there were 9,333,315 common shares allotted and outstanding.

QUARTZ MOUNTAIN RESOURCES LTD.

TABLE OF CONTENTS

PART I: FINANCIAL INFORMATION

ITEM 1:	Financial Statements

	(i) Consolidated Balance Sheets as at April 30, 2003, and July 31, 2002	3

	(ii) Consolidated Statements of Operations and Deficit
	for the nine months ended April 30, 2003, and April 30, 2002,

	(iii) Consolidated Statements of Cash Flows
	for the nine months ended April 30, 2003 and April 30, 2002	5

	(iv) Notes to the Consolidated Financial Statements	6 - 8

ITEM 2:	Management’s Discussion and Analysis or Plan of Operation	9-10

PART II: OTHER INFORMATION

ITEM 1:	Legal Proceedings	11

ITEM 2:	Changes in Securities	11

ITEM 3:	Defaults Upon Senior Securities	11

ITEM 4:	Submission of Matters to a Vote of Security Holders	11

ITEM 5:	Other Information	11

ITEM 6:	Exhibits and Reports on Form 6-K	11

SIGNATURES		12

PART I: FINANCIAL INFORMATION

ITEM 1: Consolidated Financial Statements

QUARTZ MOUNTAIN RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(Prepared by management without audit)
(Stated in U.S. Dollars)

	April 30,	July 31,
	2003	2002

Assets

Current assets
Cash and cash equivalents	$463,936	$474,187
Accounts receivable	10,530	7,096

	474,266	481,283

Mineral property interests (note 2)	17,695	1,271

	$492,161	$482,554

Liabilities and Shareholders’ Deficiency

Current liabilities
Accounts payable and accrued liabilities	$54,031	$83,193

Shareholders’ equity
Share capital (note 3)
Authorized
60,000,000 common shares of no par value
Issued and fully paid
9,308,315 common shares	20,352,353	20,299,897
Deficit	(19,914,223)	(19,900,536)

	438,130	399,361
Continuing operations (note 1)

	$492,161	$482,554

See accompanying notes to the consolidated financial statements.

Approved By the Board

“David S. Jennings”
David S. Jennings

“Rene Carrier” Rene Carrier

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Prepared by management without audit)
(Stated in U.S. Dollars)

	Three Months Ended		Nine Months Ended
	April 30,		April 30,

	2003	2002	2003	2002

Expenses and other
Interest and other income	$(1,628)	$--	$(7,253)	$--
Foreign exchange (gain) loss	607	3,180	(10,597)	(1,024)
Corporate, general and administrative
expenses	7,924	1,443	31,537	22,184
Gain on disposal of mineral property
interests	--	--	--	(195,504)
Mineral property expenditures	--	--	--	6,700

	6,903	4,623	(13,687)	(167,644)

Earnings (loss) for the period	(6,903)	(4,623)	(13,687)	167,644
Deficit, beginning of period	(19,907,320)	(20,188,111)	(19,900,536)	(20,360,378)

Deficit, end of period	$(19,914,223)	$(20,192,734)	$(19,914,223)	$(20,192,734)

Earnings (loss) per share	$(0.00)	$(0.00)	$(0.00)	$0.02

Weighted average number of common
shares outstanding	9,309,158	8,597,204	8,936,878	8,581,362

See accompanying notes to the consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Prepared by management without audit)
(Stated in U.S. Dollars)

	Three Months Ended		Nine Months Ended
	April 30,		April 30,

	2003	2002	2003	2002

Operating activities
Earnings (loss) for the period	$(6,903)	$(4,623)	$(13,687)	$167,644
Gain on disposal of mineral property
interests	--	--	--	(95,504)
Changes in non-cash operating
working capital
Amounts receivable	(1,658)	2,376	(3,434)	1,191
Accounts payable and accrued
liabilities	22,697	(5,857)	(29,162)	7,771

Cash (used for) operating activities	14,136	(8,104)	(46,283)	81,102

Investing activities
Mineral property interests	(109)	--	(14,355)	--

Financing activities
Issue of common shares
- for cash	--	--	50,387	--

Cash provided by (used for) financing
activities	--	--	50,387	--

Increase (decrease) in cash	14,027	(8,104)	(10,251)	81,102

Cash, beginning of period	449,909	99,996	474,187	10,790

Cash, end of period	$463,936	$91,892	$463,936	$91,892

Non-cash
Acquisition of mineral property
interests	$2,069	$--	$2,069	$1,272
Issuance of share capital	(2,069)	--	(2,069)	(1,272)
Investment in shares	--	--	--	95,506
Gain on disposal of mineral property
interests	--	--	--	(95,506)

See accompanying notes to the consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended April 30, 2003 and 2002 (Prepared by management without audit) (Stated in U.S. Dollars)

The accompanying consolidated financial statements for the interim periods ended April 30, 2003 and 2002 are prepared on the basis of accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States, and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These consolidated financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited financial statements for the year ended July 31, 2002.

1. Continuing Operations

These financial statements are prepared in accordance with accounting principles applicable to a going concern. The continuing operations of the Company and the recoverability of the amounts shown for interests in mineral properties are dependent upon the continued support from the Company’s significant shareholders, the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, on the outcome or timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

The Company’s working capital at April 30, 2003, is $420,235, sufficient to meet the Company’s objectives as presently planned. Management recognizes that the Company must generate additional resources to enable it to continue operations. Management’s plans also include consideration of alliances or other partnership agreements with entities interested in and with resources to support the Company’s exploration and development objectives, or other business transactions which would generate sufficient resources to assure continuation of the Company’s operations and exploration and development program. However, there can be no assurances that the Company will achieve profitability or positive cash flows.

If the Company is unable to obtain adequate additional financing or enter into business alliances, management will be required to continue to curtail the Company’s operations and exploration and development activities.

2. Interests in Mineral Properties

Mineral Properties:

Newton Hill, British Columbia Ample-Goldmax, British Columbia

	Deferred
	Exploration and	April 30,	July 31,
Acquisition Costs	Development Costs	2003	2002
		Total	Total

$1,271	$--	$1,271	$1,271

8,415	8,009	16,424	--

$9,686	$8,009	$17,695	$1,271

(a)

The Company entered into an option agreement to acquire 100% of the Newton Hill property consisting of 500 hectares south west of Williams Lake in the Clinton Mining District in British Columbia. To earn an interest in the property, the Company must issue an aggregate of 100,000 common shares (25,000 issued) every six months. The acquisition is also subject to an net smelter returns royalty of 2%.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended April 30, 2003 and 2002 (Prepared by management without audit) (Stated in U.S. Dollars)

(b)

The Company entered into a Letter Option Agreement to acquire a 100% interest in the Ample-Goldmax Mineral Claims located in the Lillooet Mining Division, British Columbia. The Company will pay the optionors Cdn$10,000 (paid) at the time of signing and will issue 25,000 common shares on the date of regulatory approval, and every three months thereafter for a period of three years (25,000 issued), at the discretion of the Company. Cash payments of Cdn$25,000 are due on the first anniversary and Cdn$50,000 on the second anniversary of the approval date. A Cdn$100,000 work program within 24 months is also required.

3.

Share Capital

	Number of	Average Price
	Shares	per Share ($)	Amount

Balance, July 31, 2001	8,572,204		$20,298,625
Issued for mineral property interest	25,000	0.051	1,271

Balance, July 31, 2002	8,597,204		20,299,896
Private placement, less share issue costs	711,111	Cdn$0.1125	50,387
Issued for mineral property interest	25,000	Cdn$0.12	2,069

Balance, April 30, 2003	9,333,315		$20,352,352

(a) There were no share options outstanding at April 30, 2003 and 2002.

(b)

There are 260,000 warrants outstanding at Cdn$0.10 to purchase a common share, exercisable until June 19, 2003, and 711,111 warrants outstanding at Cdn$0.15 to purchase a common share, exercisable until December 2, 2004. Subsequent to April 30, 2003, 260,000 warrants were exercised at $0.10.

4. Related Party Transactions

During the period, the Company entered into the following transactions with related parties:

(a)	The Company paid $14,410 for rent and administrative services to a private company, of which an officer and director of the Company is a director. The Company entered into a private placement of 711,111 units at
Cdn$0.1125 per unit. Each unit consists of one common share and one share purchase warrant, one warrant entitling the holder to purchase one common share of the Company at Cdn$0.15 per share for a two year period, expiring December 2, 2004. The shares have a twelve-month hold period from the date of issue.

(b)	The Company paid $1,459 in consulting fees to a private company controlled by a director of the Company.

(c)	The Company paid $2,236 in legal fees to a law firm, of which a director of the Company is a partner.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED SCHEDULES OF MINERAL PROPERTY INTERESTS

(Prepared by management without audit)
(Stated in U.S. Dollars)

	Three Months	Nine Months Ended
	Ended April 30,	April 30,
	2003	2003	2002

Ample-Goldmax Property, British Columbia
Acquisition costs
Balance, beginning of period	$6,346	$--	$ --
Incurred during the period	2,069	6,346	--

Balance, end of period	8,415	6,346	--

Exploration costs
Balance, beginning of period	7,900	--	--
Geological	109	7,900

Balance, end of period	8,009	7,900	--

	16,424	14,246	--

Newton Hill Property, British Columbia
Acquisition costs
Balance, beginning and end of period	1,271	1,271	--

Mineral property interests	$17,695	$15,517	$ --

ITEM 2: Management’s Discussion and Analysis or Plan of Operation Results of Operations Three months ended April 30, 2003, and April 30, 2002

The principal factors contributing to the difference between the loss of $6,903 for the three months ended April 30, 2003, as compared to the loss of $4,623 for the three months ended April 30, 2002, include:

- An increase in corporate, general and administrative expenditures from $1,443 in fiscal 2002 to $7,924 ($14,324 in the quarter ended January 31, 2003) in fiscal 2003, primarily due to audit fees which were greater than the accrual at the fiscal 2002 year end by $3,101, and not invoiced until the three months ended April 30, 2003. The Company has had little activity in the three months ended April 30, 2003. Annual general meeting costs increased from $3,198 in fiscal 2002 to $5,705 ($4,252 in the quarter ended January 31, 2003). The annual general meeting is held in the second quarter of the fiscal year, and the majority of the related costs are incurred in the three months ended January 31 of each fiscal year.

-

-

Foreign exchange loss of $607 (foreign exchange gain of $6,045 in the three months ended January 31, 2003), as compared to a foreign exchange loss of $3,180 in the three months ended April 30, 2002.

Interest income of $1,628 was earned in the three months ended April 30, 2003 ($2,767 in the three months ended January 31, 2003), compared to no interest income in the three months ended April 30, 2002, when the Company had no cash balances available for short term investment.

Nine months ended April 30, 2003 and April 30, 2002

The principal factors contributing to the difference between the loss of $13,687 for the nine months ended April 30, 2003, and earnings of $167,644 in the nine months ended April 30, 2002, include:

- An increase in corporate, general and administrative expenditures from $22,184 in fiscal 2002 to $31,537 in fiscal 2003, primarily due to the increases in stock exchange and filing fees from $1,532 in fiscal 2002 to $6,448 in fiscal 2003, an increase in legal fees from $4,239 in fiscal 2002 to $4,792 in fiscal 2003, and an increase in annual general meeting costs from $3,198 in fiscal 2002 to $5,705 in fiscal 2003. The increase in expenses were partially offset by a decrease in administration wages from $9,539 in fiscal 2002 to $4,337 in fiscal 2003.

----

Foreign exchange gains of $11,204 were incurred in fiscal 2003 compared to foreign exchange losses of $2,156 in fiscal 2002.

Interest revenue of $5,625 was earned on investments in fiscal 2003, as compared to no interest revenue in fiscal 2002, when the Company had no investments.

A gain

on disposal

of $195,504

of the

Quartz Mountain

property in

Oregon in

fiscal 2002,

with no

comparative gain in fiscal 2003.

Payment of the $6,700 in maintenance fees to the Bureau of Land Management was required in fiscal 2002, but is no longer required due the sale of the Quartz Mountain property in Oregon.

Liquidity and Capital Resources

At April 30, 2003, Quartz’s cash and cash equivalents amounted to $463,936, a decrease of $10,251 from July 31, 2002.

The major contributors to the change in net cash position during the nine months ended April 30, 2003, were:

- Operations, which utilized net cash of $46,283, including payments of accounts payable of $29,162, and

- Acquisition costs of $6,346 and exploration costs of $8,009 on the Ample -Goldmax property, and

- A private placement of 711,111 units at a price of Cdn.$0.1125 per unit providing net proceeds of $50,387 to the Company.

The mining industry is capital intensive and there can be no certainty that Quartz’s existing cash balances or proceeds from the sale of Quartz’s common shares will provide sufficient funds for all of the Company’s requirements. Should the need arise, Quartz may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop its properties. There is no assurance that Quartz will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable. At this time, Quartz does not have any unused banking commitments or lines of credit, which could provide additional working capital. At April 30, 2003, share subscriptions were outstanding of $5,359. At this time, the Company does not have any unused banking commitments or lines of credit, which could provide additional working capital.

Until its sale in the year ended July 31, 2002, Quartz’s primary focus was the Quartz Mountain Property in Oregon. Quartz is continually reviewing mineral exploration properties for possible acquisition. Any acquisition or option which would be entered into, if Quartz believes that it has sufficient future exploration potential to further the interests of the Company. Any new acquisition must rely on new sources of financing such as the sale of common shares, which will provide working capital.

The Company should have sufficient working capital to fund administrative costs for the next twelve months. Additional working capital will be required to fund any new acquisitions. The Company does not expect to generate revenue from operations for several years from the Quartz Mountain Property (1% NSR), and it is not known at this time if or when any mining would commence on the Quartz Mountain Property. Currently, the size of the property is limited to 67 unpatented mining claims essential to the property and leased land contiguous to these claims. Seabridge will be responsible for all costs relating to the Quartz Mountain Property and the Company’s interest in the property will be limited to any future NSR that would be forthcoming if or when any mining commences on the Quartz Mountain Property.

Quartz entered into an option to acquire 100% of the Newton Hill property, consisting of 500 hectares south west of Williams Lake in the Clinton Mining District in British Columbia. To earn an interest in the property, the Company must issue an aggregate of 100,000 common shares (25,000 issued) every six months. The acquisition is also subject to a net smelter returns royalty of 2%.

Quartz entered into a Letter Option Agreement to acquire a 100% interest in the Ample -Goldmax Mineral Claims located in the Lillooet Mining Division, British Columbia. The terms of the agreement are such that the Company will pay the optionors Cdn$10,000 (paid) at the time of signing and will issue 25,000 common shares on the date of regulatory approval (issued), and every three months thereafter for a period of three years, at the discretion of the Company. Cash payments of Cdn$25,000 are due on the first anniversary and Cdn$50,000 on the second anniversary of the approval date. A Cdn$100,000 work program within 24 months is also required. With the acceptance of the above transaction by the TSX Venture Exchange, Quartz completed its reactivation. The inactive status of the Company was removed effective at the opening on January 29, 2003. Effective at the opening on January 29, 2003, the Company’s trading symbol changed from YQZ.T to YZQ.

Accounting Principles

The above discussion of results of operations is based on the Company’s unaudited consolidated financial statements for the nine months ended April 30, 2003, included herein, which are prepared using accounting principles generally accepted in Canada

Inflation and Price Changes

Inflation is not expected to have a material impact on the Company beyond the general impact on all businesses such as higher costs of materials, services and wages. Inflation could affect both future costs and the price the Company will realize from the sale of future gold production.

PART II OTHER INFORMATION

ITEM 1 Legal Proceedings

The Company is not party to any material pending legal proceedings.

ITEM 2 Changes in Securities

Not applicable.

ITEM 3 Defaults Upon Senior Securities

None.

ITEM 4 Submission of Matters to a Vote of Security Holders

None.

ITEM 5 Other Information

None.

ITEM 6 Exhibits and Reports on Form 6-K

None.

SIGNATURES

In accordance with the requirements of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUARTZ MOUNTAIN RESOURCES LTD.

(Registrant)

Date: June 27, 2003

By:

“David S. Jennings” David S. Jennings President and Chief Executive Officer